Exhibit 21.1

Subsidiaries of Flowco Holdings Inc.

Legal Name	Jurisdiction of Incorporation or Organization
Estis Compression Management Inc.	Delaware
Estis Compression LLC	Delaware
Estis Intermediate Holdings LLC	Delaware
Estis Management LLC	Delaware
Flogistix, LP	Texas
Flogistix Global OBU LLC	Oman
Flogistix GP, LLC	Delaware
Flogistix Intermediate Holdings LLC	Delaware
Flogistix ULC	Canada
Flowco MasterCo LLC	Delaware
Flowco MergeCo LLC	Delaware
Flowco Production Solutions Canada Ltd.	Canada
Flowco Productions LLC	Delaware
FPS Logistics, L.L.C.	Texas
FPS Properties LLC	Texas
Gas Lift Production Solutions LLC	Texas
Industrial Valve Manufacturing LLC	Texas
McClung Energy Services, LLC	Texas
McClung Management LLC	Delaware
Patriot Artificial Lift LLC	Texas
SPM Completion Systems, LLC	Texas